SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 24, 2003

                           Commission File No. 1-14110

                            ------------------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


     Enclosure: Press release dated October 24, 2003, announcing that Pechiney will not surrender its bauxite lease in Australia.

PRESS RELEASE

                                  PECH1NEY LOGO

            PECHINEY NOT TO SURRENDER ITS BAUXITE LEASE IN AUSTRALIA

Paris & Sidney- October 24, 2003: Pechiney is disappointed and does not understand the Queensland Government's demand to surrender its Aurukun bauxite lease, especially as it comes after a long period during which Pechiney has been waiting for the authorization by the authorities to start working on its future alumina refinery.

This position taken by the Queensland Government appears incomprehensible for Pechiney who will not surrender its lease which it considers as still valid. Pechiney will continue to ask for the authorization to start the working on the alumina refinery project. Furthermore, Pechiney considers that the demand of the Queensland authorities can only lead to a slow down of the development of any industrial project based on natural resources in Queensland including the Aurukun based alumina refinery project.

Pechiney is ready to enter in discussion at any times to find a solution to what appears to be a huge misunderstanding. Pechiney trusts the Queensland authorities, and that after adequate clarification, they will recognize the validity of Pechiney's lease. Pechiney is confident that its project remains the fastest, the most reliable, and the most efficient way to a new alumina refinery in Queensland.

PECHINEY is an international group listed on the Paris and New York stock exchanges. Its three main sectors are primary aluminum, aluminum transformation and packaging. PECHINEYhad total sales of 11.9 billion euros in 2002. It employs 34, 000 persons.

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:                           Press Contacts:
Charles L. Ranunkel: Tel.:33 1 56 28 25 07        Chrystele Ivins: Tel.: 33 1 56 28 24 18
                     Fax:33 1 56 28 33 38         chrystele.ivins@pechiney.com

PECHINEY
7, place du Chancelier Adenauer                   Stephan Giraud: Tel.: 33 1 56 28 24 19
75116 Paris, France                               stephan.giraud@pechiney.com
E-mail: Pechiney-IR-Team@pechiney.com
Internet : http://www.pechiney.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 24, 2003                   PECHINEY


                                         By:  /s/ OLIVIER MALLET
                                              ------------------------
                                         Name: Olivier MALLET
                                         Title:  Chief Financial Officer